As filed with the Securities and Exchange Commission on July 7, 1999
                                                Filed pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-33779

Supplement dated July 7, 1999
to Prospectus dated August 22, 1997

                                     47,940

                             TYCO INTERNATIONAL LTD.

                                  COMMON SHARES
                          ----------------------------


        This prospectus supplement relates to an aggregate of 47,940 common shares, nominal value US$0.20 per share of Tyco International Ltd., a Bermuda company, offered by certain shareholders of Tyco.

        You should read this prospectus supplement in conjunction with Tyco's prospectus dated August 22, 1997.

        Tyco common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol TYC and on the London Stock Exchange under the symbol TYI. On July 6, 1999, the last sale price of the common shares, as reported on the New York Stock Exchange, was $99.000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

        Shares may be offered by the selling shareholders from time to time in one or more transactions through ordinary brokerage transactions on the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise, at market prices prevailing at the time of sale or at prices otherwise negotiated. Tyco will not receive any of the proceeds from the sale by the selling shareholders.

        Tyco has agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933.
                           --------------------------

                   The date of this supplement is July 7, 1999

         No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Tyco or the selling shareholders. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the prospectus, nor any sale made hereunder and thereunder shall, under any circumstance, create any implication that there has been no change in the affairs of Tyco since the date hereof or that information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.
                           --------------------------

                              Selling Shareholders

        The shares offered by the selling shareholders were issued upon exercise of A Warrants and B Warrants to acquire Tyco common shares. For a discussion of these warrants, see "Selling Shareholders--The Kendall Selling Securityholders" in the prospectus.

        The following table sets forth the names of the selling shareholders, the number of Tyco common shares beneficially owned by the selling shareholders as of the date of this prospectus supplement and the number of Tyco common shares offered hereby.


                                               Common Shares
                                               Beneficially        Common Shares
                                                   Owned          Offered Hereby
                                                   -----          --------------

Name of Shareholder
-------------------
Citizens Financial Group, Inc.                     5,630             4,361(1)

Franklin Universal Trust                          43,579             43,579(2)

------------------------------

(1) Shares acquired upon the exercise of A Warrants to acquire 2,108 shares and B Warrants to acquire 2,253 shares.

(2) Shares acquired upon the exercise of A Warrants to acquire 21,059 shares and B Warrants to acquire 22,520 shares.

                              Current Developments

     On April 2, 1999, a subsidiary of Tyco consummated its acquisition of AMP Incorporated. Shareholders of AMP received 0.7507 shares of Tyco for each share of AMP. As a result, a total of approximately 164 million Tyco common shares were issued by Tyco for delivery to AMP shareholders.

     On May 19, 1999, Tyco entered into a definitive merger agreement for the acquisition of Raychem Corporation in a cash and stock transaction valued at approximately $2.87 billion. Raychem, with annual revenues of approximately $1.8 billion, designs, manufactures and distributes electronic components. In the aggregate, based upon the number of shares of Raychem common stock currently outstanding, a subsidiary of Tyco will pay approximately $1.4 billion in cash and issue approximately 16.1 million Tyco common shares for delivery to the Raychem stockholders. Individual Raychem stockholders will have the right to elect to receive cash or Tyco stock, subject to certain limitations. According to publicly filed documents, as of June 4, 1999, Raychem had 77,704,605 shares of common stock outstanding. The consummation of the transaction is contingent upon customary regulatory review, approval by the Raychem stockholders and certain other conditions. The special meeting of Raychem stockholders will be held on Thursday, August 12, 1999. Raychem is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission.

                                  Legal Matters

        The validity of the Tyco common shares offered hereby has been passed upon for Tyco by Appleby, Spurling & Kempe.